January 27, 2005



Steven Jacobs, Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
450 Fifth Street, NW
Washington, D.C.  20549

         Re:   WNC California Housing Tax Credits, L.P.
               Form 10-K for the year ended March 31, 2004
               Form 10-Q for the quarter ended June 30, 2004
               File No.  0-20058

Dear Mr. Jacobs:

     The registrant is in receipt of your letter dated December 22, 2004 respecting the referenced matters. Responses to the comments included in your letter are set forth below, numbered to correspond to the numbering system utilized in your letter.

     The registrant's auditors furnished the registrant with the following letter in response to comment 1:

               Mr. Tom Riha, Chief Financial Officer
               Ms. Melanie Wenk, Director of Partnership Accounting WNC & Associates, Inc.
               17782 Sky Park Circle
               Irvine, CA  92614

                                    WNC California Housing Tax Credits, L.P.
                                    WNC California Housing Tax Credits II, L.P.
                                    WNC California Housing Tax Credits III, L.P.
                                    (each referred to herein as a "Partnership")

               Dear Mr. Riha and Ms. Wenk:

                    We have  received  your fax of the  comment  letters for the above referenced entities dated December 22, 2004, from Steven Jacobs, Senior Staff Accountant, Division of Corporate Finance, United States Securities and Exchange Commission. At your request, we are providing you the following supplemental explanation in response to Comment Number 1 of Mr. Jacobs letters in regards to our Reports of Independent Registered Public Accounting Firm dated as follows:

Steven Jacobs, Senior Staff Accountant
January 27, 2005
Page 2

               WNC California  Housing  Tax  Credits,  L.P. - June 18, 2004
               WNC California Housing Tax Credits II, L.P. - June 24, 2004 WNC California Housing Tax Credits III, L.P. - June 15, 2004

                    The  explanatory  paragraph  in our  audit  report  does not
                                                                        --------
               reflect a conclusion by our Firm that substantial doubt exists as to the Partnership's ability to continue as a going concern for a reasonable period of time, as contemplated by AU Section 341. Accordingly, disclosures required by AU Section 341, when such a conclusion is reached by the auditor, are omitted from our audit reports.

                    The basis for the inclusion of an  explanatory  paragraph in our audit report is within AU Section 508.19. As contemplated by AU Section 508.19, "In any report on financial statements, the auditor may emphasize a matter regarding the financial statements. Such explanatory information should be presented in a separate paragraph of the auditor's report." Additionally, as addressed in AU Section 508.19 emphasis paragraphs are never required; however they may be added solely at the auditor's discretion.

                    A  critical  element  identified  by us  in  your  plans  to overcome each Partnership's inability to continue to meet its ongoing obligations as they become due, is the General Partner's (WNC & Associates, Inc.) continued ability to perform services and meet its obligation as general partner for all debts, liabilities and other obligations of the Partnership to the extent not paid by the Partnership. Historically the Partnership's obligations have principally consisted of legal and audit professional fees incurred with third parties and asset management fees incurred with the General Partner. The conclusion reached by us, after performing auditing procedures and evaluating evidence obtained to evaluate this significant element of management's plans, was that substantial doubt was alleviated. However, given the Partnership's reliance on the General Partner and the Partnership's inability to control the future conditions or events of its General Partner, we concluded that a paragraph to the audit report to emphasize this matter disclosed in the financial statements was appropriate.

                    As affirmed by the Auditing  Standards  Board as recently as
               September 15, 2004, the use of the emphasis of matter paragraph continues to be a matter of professional judgment. We believe such judgment was appropriately applied and consistent with the examples provided in AU 508.19.

Steven Jacobs, Senior Staff Accountant
January 27, 2005
Page 3

                    We  trust  that we have  completely  addressed  the  comment raised in Mr. Jacobs comment letter. If you should have any further questions or comments on this matter, please do not hesitate to contact me.

               Sincerely,

               Reznick Group, P.C.



               /s/ Kirk Rogers
               ---------------
               Kirk Rogers

               Principal

     2. Please be advised that the registrant believes that the distinction between "capital reserves in excess of future foreseeable working capital requirements" and "cash resources sufficient to meet existing contractual cash obligations" can be best clarified by the following proposed modification to the disclosure in future filings:

     "Anticipated future and existing cash resources of the Partnership are not sufficient to pay existing liabilities of the Partnership. However, substantially all of the existing liabilities of the Partnership are payable to the General Partner and/or its affiliates. Though the amounts payable to the General Partner and/or its affiliates are contractually currently payable, the Partnership anticipates that the General Partner and/or its affiliates will not require the payment of these contractual obligations until capital reserves are in excess of the aggregate of then existing contractual obligations and then anticipated future foreseeable obligations of the Partnership. The Partnership would be adversely affected should the General Partner and/or its affiliates demand current payment of the existing contractual obligations and or suspend services for this or any other reason."

     3. Please be advised that, in future filings in the first paragraph under the section entitled "Method of Accounting for Investments in Limited
Partnerships" and in the similar disclosure in footnote 2, the registrant will revise its disclosures to consistently use the term "sum" rather than "product."

     4. As disclosed in the first two  sentences of the second  paragraph  under
the  section   entitled   "Method  of  Accounting  for  Investments  in  Limited
Partnerships" :

     "Equity in losses of Local Limited Partnerships for each year ended March 31 have been recorded by the Partnership based on nine months of reported results provided by the Local Limited Partnerships for each year ended December 31 and on three months of results estimated by management of the Partnership. Management's estimate for the three-month period is based on either actual unaudited results reported by the Local Limited Partnerships or historical trends in the operations of the Local Limited Partnerships."

Steven Jacobs, Senior Staff Accountant
January 27, 2005
Page 4

     The registrant believes that clarification to the foregoing can be achieved in future filings by inserting the following sentence after the foregoing, and before the balance of such paragraph:

     "In subsequent annual financial statements, upon receiving the actual annual results reported by the Local Limited Partnerships, management reverses its prior estimate and records the actual results reported by the Local Limited Partnerships."

     5. Please be advised that, consistent with paragraph 29 of the Interpretation, the registrant adopted FIN 46(R) effective for the year ended March 31, 2004. Inadvertently, the registrant did not remove the word "preliminarily" which had been included in filings prior to the registrant's adoption of the Interpretation. Please be advised that the registrant will remove the word "preliminarily" from all filings made subsequent hereto.

     With its adoption of FIN 46(R), the registrant has concluded that each of the Local Limited Partnerships is not a Variable Interest Entity (VIE).
Furthermore, the registrant has determined that the equity method is the appropriate means of accounting for these limited partnership interests. An explanation of these conclusions follows.

     FIN 46(R).  The registrant's  assessment of the Local Limited  Partnerships
     ---------
and the application of FIN 46(R) to such investments was based upon the three criteria for assessing whether an entity is a VIE, as discussed in paragraphs 5.a, b, and c of the Interpretation.

     a. Equity  Investment  at Risk.  Section 5.a of FIN 46(R) is  summarized as
        ---------------------------
follows: The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

     Please be advised that each of the registrant's Local Limited Partnerships was formed specifically for the purpose of developing and operating a single residential rental property that is eligible for low income housing tax credits. As required by the tax credit program, Local Limited Partnerships must be designed to be self-sustaining and operationally viable from inception. Each of the Local Limited Partnerships has a financial structure consisting of non-recourse mortgage loan or loans, deferred development fees and owner equity. Due to their deemed operational viability from inception, no additional sources of capital were contemplated as necessary as the formation of these entities. Additionally, the registrant evaluated the equity at risk for both the limited and general equity interests in each Local Limited Partnership and has concluded that the parties have sufficient equity at risk over the life of the Local Limited Partnership to finance its activities.

     b. Controlling  Financial Interest.  Section 5.b of FIN 46(R) is summarized
        -------------------------------
as follows: The equity investors lack one or more of the following three characteristics of a controlling financial interest: (1) The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights; (2) The obligation to absorb the expected losses of the entity; or (3) The right to receive the expected residual returns of the entity.

Steven Jacobs, Senior Staff Accountant
January 27, 2005
Page 5

     Please be advised that the registrant has evaluated the general and limited equity interests in each Local Limited Partnership. In each case, the holders of the equity interest are the only entities which possess the ability through voting or other rights to make decisions about the Local Limited Partnership's activities. Accordingly, ownership attributes are not possessed by anyone other than the equity interest holders of a Local Limited Partnership. Those equity interests are obligated to absorb expected losses as illustrated within appendix A of FIN 46(R). Additionally, the general and limited equity interests do possess the right to residual returns (although such residual returns are unlikely to occur as discussed below).

     Based on the foregoing, the registrant believes that the general and limited equity interests possess a controlling financial interest.

     c.  Proportionate  Interests.  Section  5.c of FIN 46(R) is  summarized  as
         ------------------------
follows: The equity investors have voting rights that are not proportionate to their obligations to absorb the expected losses, or to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

     Please be advised that the voting rights of the equity investors are proportionate to their obligations to absorb the expected losses and to their economic interests. Moreover, for each of the Local Limited Partnerships, future cash flows generated beyond operations is not expected. The economic benefit of these entities is derived from the respective tax credits. The limited equity investor primarily derives its returns and value based upon those credits and other tax benefits (depreciation, amortization, etc.). Those economic benefits are shared proportionately based strictly upon ownership interest. In each of these Local Limited Partnerships, the general equity interest is entitled to a disproportionate share of residual cash flow. However, the realization of such cash flows is unlikely due to design and restriction of disposition of the underlying property by statute. In addition to the limited probability of such cash flows, should anticipated cash flows be projected by any Local Limited Partnership, for the typical Local Limited Partnership the realization thereof is projected so far into to the future as to make the present value thereof nominal. Therefore, the registrant has determined there is no disproportionate sharing of economic interest relative to voting interests, as contemplated under paragraph c.

     d.  Conclusion.  The  registrant  has  concluded  that  the  Local  Limited
         ----------
Partnerships are not VIEs. Accordingly, the registrant need not determined who is the primary beneficiary of the Local Limited Partnerships.

Equity Method Accounting, Impairment and Reassessment of FIN 46(R)
------------------------------------------------------------------

     Having concluded that each of these Local Limited Partnerships is not a VIE, the registrant has evaluated the accounting for its investment in Local Limited Partnerships and determined the equity method to be most appropriate in these circumstances. In each case, the

Steven Jacobs, Senior Staff Accountant
January 27, 2005
Page 6

registrant's investment exceeds 95%, and in all cases the registrant's liability is limited to the amount of its original equity investment. As noted before, these single-property entities are financed with debt that is non-recourse. The registrant evaluated the terms of the partnership agreements governing the Local Limited Partnerships and found that, while it does have rights that allow the registrant to protect its investment, those rights are not substantial enough to allow the registrant to control the entity as contemplated in ARB 51 and FASB 94.

     The unique nature of these investments was recognized in the provisions of EITF 94-1. The registrant continues to evaluate the impairment of its investments based upon that guidance. Additionally, as provided for in FIN 46(R), should events such as changes in equity structure, equity participants, or financial obligations occur, the registrant will reassess the application of FIN 46(R), and the accounting treatment of its investments in these Local Limited Partnerships.

     6. The following is a comparison of Schedule III as presented by the registrant and the format prescribed by Rule 12-28 of Regulation S-X:

Format presented by Registrant
------------------------------
Column A          Partnership Name and Location
Column B          Total Investment in Local Limited Partnerships
Column C          Amount of Investment Paid to Date
Column D          Mortgage Balances of Local Limited Partnership
Column E          Property and Equipment
Column F          Accumulated Depreciation
Column G          Net Book Value
Column H          Rental Income
Column I          Net Income (Loss)
Column J          Year Investment Acquired
Column K          Status
Column L          Estimated Useful Life (Years)


Format prescribed by Rule 12-28
-------------------------------
Column A          Description
Column B          Encumbrances
Column C          Initial cost to company
Column D          Cost capitalized subsequent to acquisition
Column E          Gross amount at which carried at close of period
Column F          Accumulated depreciation
Column G          Date of construction
Column H          Date acquired
Column I          Life on which depreciation in latest income statement computed

Steven Jacobs, Senior Staff Accountant
January 27, 2005
Page 7


     The following is a side-by-side comparison of the two formats:

Format presented by Registrant                                      Format prescribed by Rule 12-28
------------------------------                                      -------------------------------
Column A          Partnership Name and Location                     Column A        Description
Column B          Total Investment in Local Limited
                  Partnerships
Column C          Amount of Investment Paid to Date
Column D          Mortgage Balances of Local Limited                Column B        Encumbrances
                  Partnerships
Column E          Property and Equipment                            Column E        Gross amount at which carried
                                                                                    at close of period
Column F          Accumulated Depreciation                          Column F        Accumulated depreciation
Column G          Net Book Value
Column H          Rental Income
Column I          Net Income (Loss)
Column J          Year Investment Acquired                          Column H        Date Acquired
Column K          Status
Column L          Estimated Useful Life (Years)                     Column I        Life on which depreciation in
                                                                                    latest income statement
                                                                                    computed

     As noted by the above comparisons, the registrant has supplemented the column format prescribed by Rule 12-28 by adding the following columns of disclosures:

Column B              Total Investment in Local Limited Partnerships
Column C              Amount of Investment Paid to Date
Column G              Net Book Value
Column H              Rental Income
Column I              Net Income (Loss)
Column K              Status

     The registrant's sole means of investing in real estate is through its investments in limited partnership or limited liability company interests, accounted for under the equity method of accounting. Accordingly, the additional columns have been provided based on management's belief that the additional information is meaningful to the reader in understanding the registrant's investments, as well as the associated low income housing tax credit benefits received or to be received from these local limited partnerships.

     The following three columns prescribed by Rule 12-28 have been omitted by the registrant as noted in the above comparisons:

Column C          Initial cost to company
Column D          Cost capitalized subsequent to acquisition
Column G          Date of Construction

Steven Jacobs, Senior Staff Accountant
January 27, 2005
Page 8

     As noted above, the registrant's principal business objective is to provide its limited partners with low income housing tax credits. Historically, investments in local limited partnerships and the activities of the local limited partnership follow an established pattern, as follows:

          (a) The acquisition of its property by a local limited partnership occurs prior to the registrant's acquisition of its interest in the local limited partnership.

          (b) The property acquired by a local limited partnership is typically acquired within one year before the registrant acquires its interest in the local limited partnership.

          (c)  The  property   acquired  by  a  local  limited   partnership  is
               newly-constructed or substantially rehabilitated by the local limited partnership.

          (d) The registrant acquires its interest in the local limited partnership soon after completion of, or during, the construction/rehabilitation stage of the property. The registrant's payments to a local limited partnership are staged as construction and operating benchmarks are achieved.

     The registrant's initial cost to acquire its indirect interest in a property represents only a percentage of the property's overall costs of its construction/rehabilitation. The registrant has excluded the "Initial cost to company" column as potentially incomplete. Furthermore, the net improvements capitalized subsequent to the registrant's acquisition of its local limited partnership interests represents the majority of the costs capitalized and reported in the "property and equipment" column (column E). For these reasons, management has omitted these three columns and believes their omission combined with the additional columns substantially presents the information prescribed by Rule 12-28. Additionally, management believes the "Year Investment Acquired" column substantially provides the relevant information prescribed by Column G of Rule 12-28.

     7. In introduction to this response, please be advised that the registrant is not yet required to be in compliance with the rules regarding internal control reporting as set forth in Rule 13a-15.

     The only material differences between the certifications set forth as Exhibits 31.1 and 31.2 and those set forth in Item 601 of Regulation S-K are as follows:

          (a)  The  cross-reference  to the Exchange Act Rules in the preface to
               Item 4 differs.

          (b)  Item 4(b) of Item 601 is missing from the certifications.

          (c)  Item 5(a) differs.

Steven Jacobs, Senior Staff Accountant
January 27, 2005
Page 9

     Inasmuch as the registrant is not yet required to be in compliance with the rules regarding internal control reporting, but is subject to Rule 13a-14, and the registrant has not elected to make itself subject on a voluntary basis, the reference thereto in the preface to Item 4 and in Item 4(b) would not appear to be appropriate at this time. Similarly, the reference to financial reporting in
Item 5(a) would not appear to be appropriate at this time. Changes to the preface of Item 4, and elimination of Item 4(b), appear to be countenanced by Release 33-8238, in the subparagraph entitled "Compliance" and Section III.E thereof. There is no specific reference in Release 33-8238 to changes to Item 5(a). Please note that the disclosure used by the registrant in Item 5(a) is that set forth in Release 33-8124, by which the staff promulgated the precursor certificate to that set forth as Item 601 in Release 33-8238.

     In its "Compliance" subparagraph, Release 33-8238 states as follows:

          A company must comply with the new exhibit requirements for the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and changes to the Section 302 certification requirements in its quarterly, semi-annual or annual report due on or after August 14, 2003. To account for the differences between the compliance date of the rules relating to internal control over financial reporting and the effective date of changes to the language of the Section 302 certification, a company's certifying officers may temporarily modify the content of their Section 302 certifications to eliminate certain references to internal control over financial reporting until the compliance date, as further explained in Section III.E. below.

     And in Section III.E., Release 33-8238 states:

          The final rules regarding filing of certifications under Sections 302 and 906, for companies other than registered investment companies, will be effective on August 14, 2003. The compliance dates applicable to registered investment companies are described in Section II. I., above.

          We believe that changes in the form of Section 302 certification described above are beneficial to both registrants and investors because they clarify the provisions of the certification. With one exception, discussed below, the changes are also not related to our new requirements regarding management's internal control report. With that one exception, appropriateness of the modified certification is thus not affected by the extended compliance period we are providing in connection with management's internal control report and the related attestation. Our rules adopted today also therefore provide that the form of Section 302 certification will be modified, with that one exception, in accordance with these rules effective on August 14, 2003.

          We are applying the extended compliance period to the portion of the introductory language in paragraph 4 of the Section 302 certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b), which must be provided in the first annual report required to contain management's internal control report and thereafter. As noted above, this extended compliance period does not in any way affect the provisions of our other rules and regulations regarding internal controls that are in effect.

Steven Jacobs, Senior Staff Accountant
January 27, 2005
Page 10

     However, Release 33-8238 provides no greater specificity than the foregoing for the manner in which changes to the certification are to be made. The registrant has made a good faith effort in the best of its ability to comply with the uncertainty generated by the delay between the effective date and the compliance dates of Release 33-8238 (as subsequently amended by Release 33-8392). If the staff finds the formulation elected by the registrant to be objectionable, and that a different formulation would not be objectionable or would be less objectionable, please advise and the registrant will consider and do its best to comply with such request.

     Please contact the undersigned if you have any further questions or comments in these regards.


                        -------------------------------

     In addition to the foregoing the registrant acknowledges that the registrant is responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing.

                                        Very truly yours,




                                        /s/ Thomas J. Riha
                                        ------------------
                                        Thomas J. Riha,
                                        Senior Vice President - Chief Financial
                                        Officer, WNC & Associates, Inc.